Exhibit 99.1

Notice of Cancellation of Extraordinary General Meeting

U Power Limited

(the “Company”)

NOTICE OF CANCELLATION OF EXTRAORDINARY GENERAL MEETING

Dear Shareholders,

We refer to the notice of extraordinary general meeting of the Company (the “Meeting”) previously issued to you in respect of the extraordinary general meeting scheduled to be held at 22:30 Beijing time on 19 May 2026 at Room 615, Shiwai Taoyuan, Lane 99, Lianxi Road, Beicai Town, Pudong New District, Shanghai, People’s Republic of China.

The purpose of the Meeting was to consider and, if thought fit, approve the following resolutions:

a)	an ordinary resolution to approve the increase of the authorised share capital of the Company;

b)	a special resolution to approve the adoption of the fourth amended and restated memorandum and articles of association of the Company to reflect the increase of authorised share capital of the Company pursuant to sub-paragraph a) above; and

c)	an ordinary resolution to approve the consolidation of shares of the Company subject to certain terms as set out in the notice of the Meeting.

We hereby notify you that, pursuant to Article 72 of the memorandum and articles of association of the Company, the board of directors of the Company has resolved to cancel the Meeting. The Meeting will therefore not proceed as previously scheduled.

Any proxies submitted in respect of the Meeting shall be of no further force or effect.

We apologise for any inconvenience this may cause. Should you have any questions regarding the cancellation of the Meeting, please do not hesitate to contact the Company.

By order of the Board

/s/ Jia Li
Jia Li
Director

Date: 12 May 2026